               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(b)
                        (Amendment No. 5)


                            Castelle
                            --------
                        (Name of Issuer)

                   Common Stock, no par value
                   --------------------------
                 (Title of Class of Securities)

                           147905-10-3
                           ----------
                         (CUSIP Number)

                        December 31, 2000
                        -----------------
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 2 of 13


 1    Name of Reporting Person                        H&Q LONDON VENTURES

      IRS Identification No. of Above Person                   94-2966540

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                        ENGLAND

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      581,626
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 581,626

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                      581,626

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9              12.3%

 12    Type of Reporting Person                                        PN

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 3 of 13


 1    Name of Reporting Person                            H&Q VENTURES IV

      IRS Identification No. of Above Person                   94-2940347

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     CALIFORNIA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      581,626
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 581,626

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                      581,626

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9              12.3%

 12    Type of Reporting Person                                        PN

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 4 of 13


 1    Name of Reporting Person                                   HAMQUIST

      IRS Identification No. of Above Person                   94-2800484

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     CALIFORNIA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      581,626
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 581,626

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                      581,626

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9              12.3%

 12    Type of Reporting Person                                        PN

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 5 of 13


 1    Name of Reporting Person        HAMBRECHT & QUIST VENTURES PARTNERS

      IRS Identification No. of Above Person                   94-2949080

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     CALIFORNIA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      581,626
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 581,626

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                      581,626

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9              12.3%

 12    Type of Reporting Person                                        PN

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 6 of 13


 1    Name of Reporting Person                  H&Q VENTURE PARTNERS, LLC

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                       DELAWARE

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      581,626
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 581,626

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                      581,626

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9              12.3%

 12    Type of Reporting Person                                        OO

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 7 of 13


 1    Name of Reporting Person               HAMBRECHT & QUIST CALIFORNIA

      IRS Identification No. of Above Person                   94-2856927

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     CALIFORNIA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      581,626
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 581,626

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                      581,626

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9              12.3%

 12    Type of Reporting Person                                        CO

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 8 of 13


Item 1(a).  Name of Issuer.

          Castelle (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

          855 Jarvis Boulevard, Suite 100, Morgan Hill, CA 95037.

Item 2(a).  Names of Persons Filing.

          Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
Residence.

          The address of each reporting person is One Bush
Street, San Francisco, California 94104.

Item 2(c).  Citizenship.

          Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

          Common Stock, no par value ("Common Stock").

Item 2(e).  CUSIP Number.

          147905-10-3

Item 3.   Type of Reporting Person.

          Not applicable.

Item 4.   Ownership.

          Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting person by the Issuer, there were 4,741,060 shares of Common Stock issued and outstanding as of December 31, 2000. As of December 31, 2000, the reporting persons owned the following shares of Common Stock:

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 9 of 13


                                             Common Stock
        Person                              Directly Owned
	------				    --------------

        H&Q London Ventures                     346,849

        H&Q Ventures IV                          60,835

        Hamquist                                  1,250

        Hambrecht & Quist Venture                43,633
        Partners

        Hambrecht & Quist California            129,059
                                                -------
        TOTAL                                   581,626
                                                =======

          Because voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person. Hambrecht & Quist California is an indirect wholly owned subsidiary of J.P. Morgan Chase & Co. Inc. which may be deemed to beneficially own any securities held by Hambrecht & Quist California.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
Another Person.

          Not applicable.

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 10 of 13


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
	  Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 11 of 13


                            Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 9, 2001.

H&Q LONDON VENTURES              HAMBRECHT & QUIST CALIFORNIA


  By:/s/ Jackie A. Berterretche     By:/s/ Steven N. Machtinger
     --------------------------        ------------------------
     Jackie A. Berterretche            Steven N. Machtinger
     Attorney-in-Fact                  General Counsel

H&Q VENTURES IV


  By:/s/ Jackie A. Berterretche
     --------------------------
     Jackie A. Berterretche
     Attorney-in-Fact

HAMQUIST


  By:/s/ Jackie A. Berterretche
     --------------------------
     Jackie A. Berterretche
     Attorney-in-Fact

HAMBRECHT & QUIST VENTURE
PARTNERS


  By:/s/ Jackie A. Berterretche
     --------------------------
     Jackie A. Berterretche
     Attorney-in-Fact

H&Q VENTURES PARTNERS, LLC


  By:/s/ William D. Easterbrook
     --------------------------
     William D. Easterbrook
     Member-Manager

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 12 of 13


                          EXHIBIT INDEX



Exhibit A            Joint Filing Undertaking       	Page 13

CUSIP No. 147905-10-3		SCHEDULE 13G		Page 13 of 13


                    JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 9, 2001.

H&Q LONDON VENTURES              HAMBRECHT & QUIST CALIFORNIA


  By:/s/ Jackie A. Berterretche     By:/s/ Steven N. Machtinger
     --------------------------        ------------------------
     Jackie A. Berterretche            Steven N. Machtinger
     Attorney-in-Fact                  General Counsel

H&Q VENTURES IV


  By:/s/ Jackie A. Berterretche
     --------------------------
     Jackie A. Berterretche
     Attorney-in-Fact

HAMQUIST


  By:/s/ Jackie A. Berterretche
     --------------------------
     Jackie A. Berterretche
     Attorney-in-Fact

HAMBRECHT & QUIST VENTURE
PARTNERS


  By:/s/ Jackie A. Berterretche
     --------------------------
     Jackie A. Berterretche
     Attorney-in-Fact

H&Q VENTURES PARTNERS, LLC


  By:/s/ William D. Easterbrook
     --------------------------
     William D. Easterbrook
     Member-Manager